Exhibit 99.3
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in thousands)
Twelve Months Ended June 30, 2005

FIXED CHARGES:
Interest Expense	$40,152
Amortization of Debt Premium, Discount and Expense	522
Interest Component of Rentals	968

Total Fixed Charges	$41,642

EARNINGS:
Net Income before Dividends on Preferred Stock	$93,430
Add:
Income Taxes Applicable to Utility Operating Income	53,655
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	(788)
Total Fixed Charges	41,642

Total Earnings	$187,939

Ratio of Earnings to Fixed Charges	4.5